TRINIDAD
ENERGY SERVICES INCOME TRUST

82-34867

05012000

SEC MAIL RECEIVED PROCESSING
OCT 24 2005
WASH. D.C. 213 SECTION

October 12, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

SUPPL

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release for Tuesday October 11, 2005. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

JFrancom

Jenna Francom

Per: E. Tara Wood
Executive Assistant

PROCESSED
OCT 25 2005
THOMSON
FINANCIAL

600, 333 - 5th Avenue SW, Calgary, AB T2P 3B6 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: October 11, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES LOAN FACILITY INCREASE.

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") ("Trinidad" or the "Trust") is pleased to announce that its wholly owned subsidiary, Trinidad Drilling Ltd. has amended and re-stated its loan facility to increase the principal available from $165 million to $200 million and to provide for syndication.

Trinidad Drilling has increased its term credit facility to a $200 million dollar non-reducing term facility held by GE Commercial Finance, Equipment Financing Canada, Deutsche Bank AG, Toronto Dominion Bank, Bank of Nova Scotia and the Royal Bank of Canada. The facility requires monthly interest payments based on a spread over the one month banker's acceptance rate. The facility is renewable annually subject to mutual consent, and the Trust maintaining compliance with certain financial covenants. To the extent that the facility is not renewed, the debt repayments would be amortized over various periods depending on the outstanding principal and asset valuations. The facility is secured by a general security agreement covering all of Trinidad Drilling Ltd's assets.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 74 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 10 service rigs that have been completely retrofitted or are new within the past five years and 2 more service rigs currently under construction. Trinidad also operates 14 pre-set and coring rigs acquired through its recently announced acquisition of Titan Surface Casing Ltd. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

For further information please contact:

Michael Heier, Chairman or Brent Conway, Chief Financial Officer
at 403.265.6525
Fax: 403.265.4168
E-mail: twood@trinidaddrilling.com